Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bombarda Rum USA, Inc.
13300 SW 98TH PL
Miami, FL 33176
https://bombardarum.com/

Up to $1,234,996.96 in Common Stock at $3.23
Minimum Target Amount: $9,996.85

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bombarda Rum USA, Inc.
Address: 13300 SW 98TH PL, Miami, FL 33176
State of Incorporation: FL
Date Incorporated: April 20, 2020

Terms:

Equity

Offering Minimum: $9,996.85 | 3,095 shares of Common Stock
Offering Maximum: $1,234,996.96 | 382,352 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.23
Minimum Investment Amount (per investor): $248.71

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks:

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based Perks:

$500+ | Tier 1

Invest $500+

5% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online max 2 bottles

$1,000+ | Tier 2

Invest $1,000+

5% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online max 2 bottles

$2,000+ | Tier 3

Invest $2,000+

5% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online max 2 bottles

$3,000+ | Tier 4

Invest $3,000+

5% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online max 2 bottles

$5,000+ | Tier 5

Invest $5,000+

Receive 5% Bonus Shares + 8% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online - max 2 bottles

$15,000+ | Tier 6

Invest $15,000+

Receive 7% Bonus Shares + 10% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online - And 15% off any online rum purchase - max 2 bottles

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined,*

meet the perk requirement. All perks occur when the offering is completed.

<u>The 10% StartEngine Owners' Bonus</u>

Bombarda Rum USA, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $3.38/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $338. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 3% for prior purchasers, in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Bombarda Rum creates Award Winning Premium Caribbean Dark Rum Blends and has 5 SKU's aged up to 22 Years. We create our Lost Barrel rum blends by combining up to 5 unique rums from different origins and ages in one bottle - giving our expressions a very unique profile and taste that rum lovers truly enjoy. Our Lost Barrel rum blends are produced specifically with no added sugars, colorings, or caramels, and void of cold filtration. It is a pure rum, cask to glass experience.

Once yearly, Bombarda offers a unique limited edition single cask rum with very unique packaging and story. Our Ship of the Line Series is for ultra premium rum buyers. We believe that this keeps buyers wanting to collect our bottles by offering an extension of ultra premium rums. The Company won Platinum First Place - Falconet - Best Daiquiri in the World - BTI May 2021.

Source: tastings.com

We believe that the company is one of the fastest-growing rum brands in Florida. One of America's largest spirits retailers, Total Wine & More, launched the brand nationally on the first day that we were in their stores. Currently, we are in over 400

locations between North America & Canada.

Source: https://bombardarum.com/pages/find-bombarda

Source: will send you the locations in FL per breakthru distribution report

Business Model

We buy all of our dry goods and ready blended rums from the Netherlands. We produce all rums and bottle our product at Herman Jansen, a bottle with rots dating back 275 years +.

Corporate Structure

Bombarda Rum USA, Inc. was initially organized as Republic Brands & Importers LLC, a Florida Limited Liability Company on 4/20/2020 and changed it's name to Bombarda Rum USA LLC on 1/4/2022 then converted to a Florida Corporation on 2/10/2022.

Competitors and Industry

Competitors

Competitors include Papa Pilar, Plantation Rum, Diplomatico, Zacapa, and Bacardi.

However, we believe Bombarda's packaging is more attractive, and Bombarda rum has no added sugars or additives, which we believe rum buyers prefer. Bourbon-aged rums make Bombarda's rum blends popular with bourbon and whiskey fans - a great crossover. With no added sugars, consumers who did not enjoy drinking rums before can now enjoy rums like never before.

Bombarda rums are now available to those who can't enjoy rum due to all the added sugars. We believe that we are broadening the market for health-conscious consumers.

Industry

Per IWSR-

"According to IWSR data, global premium-and-above rum volumes rose by a compound annual growth rate (CAGR) of +8% between 2014 and 2019, with value up by a CAGR of +9% over the same period.

After a strong post-Covid recovery in 2021, premium-plus rum volumes are expected to climb by a CAGR of +6% between 2021 and 2026, with value increasing by a CAGR of +6.5%, the IWSR forecasts.

Consumption is heavily concentrated in the US, but the category is also performing well in a number of other countries, including European markets (France, UK, Germany, Italy, Spain and Belgium/Luxembourg), Canada and Australia," which are areas we are looking into expanding into.

"Growth is being fuelled by the continued spread of cocktail culture, but also by a

change of image for rum, which is increasingly being taken seriously as a high-quality spirit to rank alongside Cognac and single malt Scotch whisky.

"The change in perception of rum from a spirit that is drunk mixed to one that can be sipped continues," says Jose Luis Hermoso, Research Director, IWSR. "Premium-and-above rum is therefore growing at the expense of lower qualities."

In the US, volumes increased by a CAGR of +2% between 2014 and 2019 – and growth is set to accelerate in the years to come, with the IWSR forecasting a volume CAGR of +7% between 2021 and 2026.

Reflecting the premiumisation of the category, value growth has been even stronger: premium-plus rum grew by a CAGR of +6% between 2014 and 2019, and is forecast to expand by a CAGR of +8% between 2021 and 2026.

Gold rum outperformed white rum in the US during 2021, thanks to strong consumer interest in dark spirits, and many brands have revamped their packaging to reinforce the quality credentials of higher-priced rums.

"The premium-and-above segments will continue to grow into the future, as core consumers know and trust their brands of choice," says Adam Rogers, Research Director, IWSR. "Leading producers have also committed to changing rum's perception over the coming years from a clear mixable spirit used in cocktails to a dark, premium spirit of distinction."

[Aging] statements are often misleading – some brands use a minimum age, while others use a more nebulous number based on solera aging methods. Additionally, the rum category sometimes borrows designations from rival categories, such as XO (Cognac) or añejo (Tequila).

However, if brand owners can find the right way to educate and stimulate adventurous consumers, this diversity can be converted from a weakness into a strength, Hermoso notes. "There are so many moving parts in rum – rhum agricole, gold/dark, spiced/flavored, Old World/New World, fresh/barrel-aged/vintage etc – that many consumers remain eager to explore," he says."

<u>Source:</u> https://www.theiwsr.com/why-is-brown-forman-investing-in-the-premium-rum-category/

Current Stage and Roadmap

Current Stage

We are currently in-market with our products. All of our rum products are produced and bottled in Amsterdam, Netherlands with our partners being the most prestigious and oldest firms in the field of rum blending and bottling.

Future Roadmap

The company is expanding our marketing and brand recognition, increasing sales

team personnel across several non controlled & controlled states, Additionally, the company is increasing our production capacity and brand reach through strategic distribution channels across Canada and key markets across Europe that have expressed interest in selling Bombarda Rum. As our products are currently produced in Netherlands, strategic distribution in Europe is a less costly proposition than distribution and shipping product to North America.

The Team

Officers and Directors

Name: James Papagno

James Papagno's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: April, 2020 - Present
  Responsibilities: My role as President and Admiral of Fleet requires time dedicated to ensuring that Bombarda Rum has the capital it needs to expand and keep the brand growing across North America and beyond. Responsibilities include: managing the growth of the brand and sales activity. managing and overseeing the production schedule with our team in Europe.

- **Position:** Founder
  Dates of Service: February, 2020 - Present
  Responsibilities: Responsible for day-to-day operations of the Company, James has been involved in distilled spirits industry as an entrepreneur since 2020. He is President of Legendary Spirits Group, a company specializing in marketing and sales of craft spirits. Having operated successfully in real estate lending, for over 30 years, James passionately decided to create a rum brand dedicated to true craft of the spirit of rum and has since established a fantastic record of rapid growth.

Other business experience in the past three years:

- **Employer:** Centennial bank
  Title: Senior Loan Officer
  Dates of Service: December, 2020 - May, 2021
  Responsibilities: Experienced Lending officer. James is a veteran lending officer specializing in high end luxury homes. James originated loan for the banks portfolio and worked closely with realtors, borrowers and builders during my tenure at Centennial Bank

Other business experience in the past three years:

- **Employer:** US Bank
  Title: Senior Loan Officer
  Dates of Service: January, 2020 - December, 2020
  Responsibilities: Oversees the documentation and submission process for loans.

Name: Michael Garcia

Michael Garcia's current primary role is with MedEnvios Healthcare Inc. Michael Garcia currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April, 2020 - Present
  Responsibilities: Lead Investor, Corporate Officer. Michael does not currently receive compensation for this role.

Other business experience in the past three years:

- **Employer:** MedEnvios Healthcare Inc
  Title: President CEO
  Dates of Service: May, 2006 - Present
  Responsibilities: CEO - Owner and Operator and manages a staff of 70 employees. Specializes in medical care delivery with emphasis on diabetic patients. MedEnvíos Healthcare is a trusted provider for more than 13 years and a leader in the direct-to-patient services industry. Since 2006, more than 100,000 satisfied customers have received supplies from our highly trained customer care representatives. MedEnvios offers quality diabetic testing supplies, urinary catheters, and more. MedEnvíos Healthcare is licensed by Medicare (CMS), accredited by BOC (Board of Certification), is a member of the American Association for Homecare (AAHomecare), and maintains an A+ rating from the Better Business Bureau (BBB).

Other business experience in the past three years:

- **Employer:** Telemedia, LLC
  Title: CEO
  Dates of Service: July, 2003 - September, 2012
  Responsibilities: He was involved with the day operations across all departments including, sales, finance,and operations managing a staff of over 75 people. He subsequently departed Belezi Telemedia to purchase and operate his existing business.

Name: Miriam Gilmore

Miriam Gilmore's current primary role is with True Mortgage Lending LLC. Miriam Gilmore currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary - Social Media Marketing Manager, Board member
  Dates of Service: April, 2020 - Present
  Responsibilities: Miriam assists and co-manages our accounting and cash flow. Miriam currently does not receive compensation for this role. Miriam also donates her time to help Bombarda Rum expand our social media presence and manages our posts. Miriam is also working part time in this function and once we receive appropriate funding, we plan to hand this role over to a marketing firm that we intend on selecting in the future.

Other business experience in the past three years:

- **Employer:** True Mortgage Lending LLC
  Title: Founder & President
  Dates of Service: June, 2022 - Present
  Responsibilities: Assisting in tow roles: social media and online brand marketing - part time & operating executive secretary / officer of Bombarda Rum USA Corp. Besides managing cash flow and payables & working with our CPA on a monthly basis, Miriam is developing and executing a marketing strategy across all social media platforms with a goal to launch the media campaign 1Q 2023. Miriam has been involved with Bombarda Rum from the beginning. Once we receive funding Miriam will hand over this role to a chosen marketing firm sometime in 2023.

Other business experience in the past three years:

- **Employer:** FirstBank Florida
  Title: Mortgage Loan Originator
  Dates of Service: January, 2017 - September, 2019
  Responsibilities: Responsibilities included working with the processors and underwriters to gather docs and organize loan files for submission.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any preferred stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the spirits industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,234,996.96 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order

to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, producing rum. Our revenues are therefore dependent upon the market for rum.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Bombarda Rum USA Corp was formed on April 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Bombarda Rum USA Corp has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns 2 trademarks, copyrights, Internet domain names, 1 US Registered Patent for the bottle and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed

unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the TTB (Alcohol and Tobacco Tax and Trade Bureau), FTC (Federal Trade Commission), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations,

advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Currency Exchange Risk -
at the time of publication - Bombarda Rum USA Corp purchases all components or dry goods and rums in either Euro or GBP. Currently exchange rates are in our favor. Increased pricing of these items may affect our competitiveness in the market / retail & wholesale pricing.

Logistics and Shipping -
Currently the costs for shipping and logistics of importing our finished product from EU to the USA seem to be stabilizing. Should costs increase as a result of another COVID outbreak or energy prices in EU increase as a result of the instability of the EU region, these issues may affect pricing and market competitiveness and be out of our control. These risks is why we are working diligently to obtain EU region distributors and buyers.

Currency Exchange Risk - Fluctuation
Bombarda purchases all goods and liquid in either EU or GBP. Currently, the rate exchange is in our favor further adding to the profit of the business. Currency exchange risk exists should the dollar weaken as this will possibly affect our end price of dry goods and liquid which as a result could affect our wholesale and retail pricing in the US Market. This is why Bombarda is now seeking EU partners to distribute our products as our cost to produce is less and we are not subject to import and shipping logistics risk.

Logistics and Shipping Risk
Bombarda produces our products in the Netherlands and ships all of our products to the USA - by way of Florida and soon, NY. Bombarda also maintains our inventory of finished product with a low cost storage vendor in Rotterdam. We only import our finished goods based on sales levels which allows us to maintain a lower cost to produce - ie importing only what we need in small amounts. Logistics and shipping costs have stabilized but have increased two fold over the last 12 months. Logistics and shipping risks exists should another outbreak of COVID occur, or should the energy crisis in EU region persist. Risks also to be concerned with are the following: personnel shortage, shipping restraints and backlog of shipping lanes. These issues affect our pricing and market competitiveness. This is why Bombarda is now seeking EU partners to distribute our products as our cost to produce is less and we are not subject to import and shipping logistics risk.

Currency Exchange Risk

- Bombarda Rum USA Corp purchases our rum and dry goods from vendors mainly operating in Europe and in Euros. This exchange rate has been in our favor as the dollar has strengthen. This risk may effect our shelf price in the US market n the future.

Shipping & Logistics Cost

Shipping finished products to the USA in an unstable shipping market has presented some challenges as prices in shipping has doubled from 2021-2022 affecting the shelf price and competitiveness of the brand in USA. We have leveraged this risk by opening channels of distribution in select EU markets as costs for shipping and logistics is minimal compared to sending our rum products to USA / Canada.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Patent Issuance of the Bottle

One of the Company's most valuable assets is its intellectual property. We currently hold a USA issued patent, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to build its intellectual property portfolio as we create new labels and expand our product line. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sub licenses. This would cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. The Company currently does not possess the rights an issued patent in Australia, China, Canada, France, Germany, Taiwan, or the United Kingdom.

Credit and Working Capital

Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible. We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your

investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. It is possible that we will not be successful in raising all or part of this private placement and therefore may not have the resources we believe are necessary to execute our marketing and product development plans. This would likely slow our growth rate in 2023 and beyond, causing your investment to become substantially less valuable.

Competitive Market Risk
There are several large and established sprit companies with the distribution channels, talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

Third Party Manufacturing Related Risks
We rely on third parties to provide services, rum liquid and dry goods essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including glass manufacturing, bottling & filling, shipping, label design, accounting, legal work, public relations, advertising, and local distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner based in Amsterdam Netherlands to source and blend our rum products. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and there performance.

Customer Performance Risk
We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us. We extend credit terms to many of our retail partners in the United States. The logistics and shipping industry has experienced recent turmoil, including, in particular, logistics turn time and delays

throughout the USA, Europe and Canada dry and liquid goods. As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

Illiquidity Risk
Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. Also, currently at Start Engine, there is a secondary market offering investors the chance to sell stock the subject purchased in this round or future rounds of stock purchase. However, there is a limited established market for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the sprits or rum industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the premium rum sprit category at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
James Papagno	2,697,000	Common Stock	87.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 382,352 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 3,100,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stockholder Agreement

The Company currently has a Stockholder Agreement dated 2022 that certain shareholders are a party to which contains certain rights and restrictions on their respective shares. Investors in this offering are not party to this agreement currently.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $31.00
  Number of Securities Sold: 3,100,000
  Use of proceeds: operations
  Date: April 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal Year ended December 31, 2020 was $0 compared to $384,002 in fiscal year 2021.

Brand & product creation, bottle development & design began in 2020. We had no sales in calendar year 2020 as sales began April 2021. We created our initial first run and had purchased required minimum dry goods that exceeded the amount of product produced for our iniitial run. Vendors required minimum amounts of materials such as glass bottles and molds, in addition to costs including closures and shipping boxes. During 2021, we sold a large quantity to Total Wine that required more dry goods than what was required for the production of the this order, which left excess dry goods and components in stock. Beginning April 2021, the Company also began selling in Miami, Florida as well as across the State of Florida, which additionally lead to an increase in revenue.

Cost of sales

Cost of sales for fiscal Year ended December 31, 2020 was $0, compared to $257,268 in fiscal year 2021.

Product Sales began in April 2021 with no sales in 2020. The increase of our cost of sales was to fill the large order received from Total Wine. This large sale of product hit the retail shelves and began selling nationwide at 168 Total Wine stores beginning in Oct 2021. Cost of sales also increased as a result of logistics, shipping costs, and sales / brokerage fees.

Gross margins

Gross margins for fiscal Year ended December 31, 2020 were $0 compared to $126,734 in fiscal year ended 2021. Product Sales began in April 2021 with the initial large order from Total Wine. Increase of our gross margins was due to the large initial Total Wine order and local sales to small independent retailers, bars, and restaurants in South Florida.

Expenses

Expenses for fiscal Year ended December 31, 2020 were $131,644 compared to $228,741 in fiscal year ended 2021.

Expenses during 2020 were mainly for development, design, and cost to produce our initial order to go to market. Expenses increased in 2021 vs 2020 as a result of logistics, shipping costs, and sales / brokerage fees, as well as expenses such as additional deposits paid to dry goods vendors, i.e. bottles, closures, and product shipping boxes.

Historical results and cash flows:

The Company is currently in the production stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because of increased sales demand and brand growth requirements. Past cash was primarily generated through sales & equity investments. Our goal is to increase our brand reach and revenues by expanding the sales team, social media marketing, and expanding our North American distribution to all controlled and non-controlled states by 2025.

We are also anticipating the launch of the Pyrate Republic spiced and flavored rum line in 2023 to attract the Millennial and Gen X market. We believe that introducing this category / buyer to a cleaner rum spirit and at a lower price point, we should be able to also increase our revenues in 2023-2024. In addition, during 2023, we plan on expanding distribution of Bombarda into select European markets. Our recent attendance at the BCB Berlin Spirit Expo has created a strong interest from premium spirit distributors in several countries.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

As of October 2022, the Company has capital resources available in the form of a line of credit for $150,000 from James Papagno / Eagle Rock Capital LLC, a capital contribution in the amount of $50,000, and $66,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support sales efforts, brand awareness, new product releases, and inventory expansion.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 25 months. This is based on a currently projected monthly burn rate of $20,000 for expenses related to marketing, salaries, inventory, product line expansion, travel, and entertainment.

The Company's current montlhy burn rate is $37,120.78/ month, which includes salaries,taxes, cost of goods sold, tastings, marketing, events, travel, and entertainment. If we raise the minimum offering, we are able to downscale our monthly burn rate if needed.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $37,120.78/ month, which includes salaries,taxes, cost of goods sold, tastings, marketing, events, travel, and entertainment.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including other interested investors and viable like-minded spirit companies interested in helping assist our growth.

Indebtedness

- **Creditor:** Capital Ventures Inc owned by Steve Parnell and Eagle Rock Capital LLC owned 100% by James Papagno - FL LLC
  Amount Owed: $516,376.00
  Interest Rate: 7.0%
  Maturity Date: December 31, 2024
  Promissory Notes: In October and December 2020, the Company entered into two Promissory Note agreements with third parties for the respective amounts of $150,000 and $144,122. Throughout 2021, one of the investors advanced additional funds in the amount of $383,000 increasing the total promissory note agreement from $150,000 to $533,000. These notes carry an interest rate of 7% and maturity dates in December 2024. These notes are secured by the borrowers' rights and remedies allowed by law in the event of default. The total ending balance of these notes was $294,122 and $516,376 as of December 31, 2020 and 2021, respectively.

Related Party Transactions

- **Name of Entity:** Eagle Rock Capital LLC
  Names of 20% owners: James Papagno
  Relationship to Company: Director
  Nature / amount of interest in the transaction: They provided start up capital for the development of the brand - design etc
  Material Terms: Invested in the design of the brand and the bottle patent as well as initial operating capital to create the production run of the product.

Valuation

Pre-Money Valuation: $10,013,000.00

Valuation Details:

The company deterined its pre-money valuation based on an analysis of multiple factors. First, we employed a model used by global strategics groups who acquire new brands instead of innovating them. Second, we accounted for 1) the brand's goodwill,

2) the Company's intellectual property, and 3) an analysis of competitors and comparable spirits companies.

This valuation also takes into account the rapid deployment of the brand across the USA - allowing us access to have labels registered in over 28 states. Additionally, based on the quick reaction we've received from buyers in a very competitive market, we believe that our brand stands out with authenticity. The rum itself is of high quality for the price point, which has allowed the brand to grow quickly and overcome many of the hurdles a new brand typically faces.

Valuation Model

Strategics groups are acquiring premium spirits at high multiples (10–20x). However, the more common valuation model is a dollar amount x cases sold during the last 12 months. The most common practice is to use a multiple of between $2,000-$5,000 per case sold.

In employing this model, we place Bombarda Rum at approximately $2,365 / per sold case based on the age of the company, inventory, and historical sales. Bombarda Rum has sold 4,650 cases in the last 12 months. Multiplying the 4,650 cases sold in the past 12 months by our chosen multiple of $2,365 per case yields a valuation of $10,997,250. We believe that this valuation model is an accurate estimate of the current value of the brand.

Goodwill

"Goodwill" refers to the brand's reputation as well as our patented bottle design. As the brand expands in popularity, we believe that customers have responded positively to our award-winning bottle designs, and that buyers/vendors have responded well to our brand's presentation layout.

In addition to its unique presentation, the US-patented bottle design allows Bombarda to create blends and single origin rum labels that each tell a unique story. By using the cannon bottle, we can create lots of stories and give our brand a uniqueness in the rum market. An example of a unique bottle design is the Kraken Rum bottle, while although not patented, evokes a sense of adventure and provides the user with a clear display of a unique product.

Intellectual Property ("IP")

Our IP includes the design of the bottle mould, our brand trademark, and the USPTOA approved and issued patent for our bespoke bottle design.

We plan to file an international patent request following the StartEngine raise.

Inventory Assets

Listed on the Balance sheets, our inventory assets include: closures, empty bottles,

current produced inventory of 5 SKU's, printed label stock and rum liquid in IBC totes.

Our current inventory assets are worth $378,381.59.

<u>Competitors & Comparable Companies</u>

In our opinion, our direct competitors include Coconut Cartel Rum and Siesta Key Rum of Florida, as they are similar in size and growth stage to us.

Additionally, High West Distillery, prior to being acquired by Consellation brands, was valued with a multiple of $2,285 per case, which we believe is comparable to our multiple of $2,365 per case. Constellation Brands purchase of High West Distillery / Bourye Whiskey for approximately $160M when High West Distillery's annual case volume was about 70,000 places High West Distillery's multiple at $2,285 / case.

Source: https://www.wsj.com/articles/constellation-brands-acquires-high-west-distillery-for-160-million-1475625536

Further, two brands that were purchased by Diageo at very high multiples are Aviation Gin and Casamigos. Aviation Gin was purchased for an upfront payment of $335M at an annual volume that is estimated at about 50,000 cases, which placed the company's case multiple at about $6,700 per case. Additionally, Casamigos was also acquired with an upfront payment of $700M.

In comparison to Aviation Gin and Casamigos, Bombarda Rum is much younger on the growth chart. In both cases, the spirit companies produced their product by purchasing the spirits or manufacturing them themselves, and eventually had their own distilleries, increasing the value of the brand and the price paid. They both featured authentic stories and bespoke bottle designs, as well as superior premium spirits. While the Bombarda story is that of a father and son, those spirits brands endorsed by movie celebrities receive more attention and thus increase their value more quickly than those without movie celebrity endorsements. However, we believe that Bombarda is similar to the early stages of Aviation Gin & Casamigos (prior to celebrity involvement), as we too 1) authetically source our rum products, 2) package our product in a unique & differentiated bottle design, and 3) have a strong brand identity that includes our pirate motif and storytelling-style marketing.

Sources:

1. https://www.vanityfair.com/style/2020/08/ryan-reynolds-aviation-gin-sale-diageo

2. https://seekingalpha.com/article/4371788-diageo-buys-aviation-gin-buying-diageo-stock

<u>Disclaimer</u>

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In

making this calculation, we have assumed: (i) the Company has 1 class of stock (Common Stock); (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) the Company does not have shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.85 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,996.96, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  14.5%
  Expand our social media reach to drive more traffic to the shopbombardarum.com portal for E - Commerce home delivery and awareness of the brand across North America.

- *Inventory*
  25.0%
  Expand production of inventory to purchase more dry goods and glass to meet the demand and add production by completing a large run of the 70 CL EU compliant bottle, adding the spiced rum and silver rum line for both EU and North America markets.

- *Operations*
  20.0%
  Expand marketing and hire sales and operations staff needed to identify and manage new distribution opportunities in all US states / both controlled state buyers and non controlled state buyers.

- *Company Employment*
  20.0%
  Hires sales staff in markets to support distribution efforts and increase brand awareness in each state beginning with TX, CA, NY, NJ and IL

- *Working Capital*
  15.0%

General administrative and office / warehouse costs. Logistic improvements both in Florida as well as adding MHW Distribution and logistics for the states of CA, NY, NJ for 2023. Expanding distribution channels in these 4 markets. Using LIB DIB in a few other smaller markets such as IL, LA, and AZ, CO, WA

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://bombardarum.com/ (https://bombardarum.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bombarda Rum USA, Inc.

[See attached]

BATTLE READY

BOMBARDA

DARK CARIBBEAN RUM

Bombarda Rum USA, LLC (the "Company") a Florida Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bombarda Rum USA, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021, and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 7, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	54,839	13,661
Accounts Receivable	43,867	-
Inventory	375,387	106,166
Other	378	-
Total Current Assets	474,471	119,827
Non-current Assets		
Computer Equipment and Bottle Moulds, net of Accumulated Depreciation	21,712	24,244
Intangible Assets: Web Design and Patent, net of Accumulated Amortization	18,538	16,857
Total Non-Current Assets	40,250	41,101
TOTAL ASSETS	514,721	160,928
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Loans Payable	516,376	-
Accounts Payable	35,535	-
Accrued Interest	40,887	2,070
Total Current Liabilities	592,799	2,070
Long-term Liabilities		
Loans Payable	-	294,122
Total Long-Term Liabilities	-	294,122
TOTAL LIABILITIES	592,799	296,192
EQUITY		
Member's Capital	198,000	-
Accumulated Deficit	(276,078)	(135,264)
Total Equity	(78,078)	(135,264)
TOTAL LIABILITIES AND EQUITY	514,721	160,928

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	384,002	-
Cost of Revenue	257,268	-
Gross Profit	126,734	-
Operating Expenses		
Advertising and Marketing	80,723	14,941
General and Administrative	144,167	78,232
Research and Development	-	30,867
Rent and Lease	-	5,850
Depreciation	2,532	1,071
Amortization	1,319	682
Total Operating Expenses	228,741	131,644
Operating Income (loss)	(102,007)	(131,644)
Other Income		
Interest Income	-	-
Other	10	-
Total Other Income	10	-
Other Expense		
Interest Expense	38,817	3,620
Other	-	-
Total Other Expense	38,817	3,620
Provision for Income Tax	-	-
Net Income (loss)	(140,814)	(135,264)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(140,814)	(135,264)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	2,532	1,071
Amortization	1,319	682
Accounts Payable	35,536	-
Accrued Interest	38,817	2,070
Inventory	(269,221)	(106,166)
Accounts Receivable	(43,867)	-
Other	(378)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(235,262)	(102,343)
Net Cash provided by (used in) Operating Activities	(376,076)	(237,607)
INVESTING ACTIVITIES		
Computer Equipment	-	(9,100)
Bottle Moulds	-	(16,215)
Wed Design	-	(17,539)
Patent	(3,000)	-
Net Cash provided by (used by) Investing Activities	(3,000)	(42,854)
FINANCING ACTIVITIES		
Member's Capital	198,000	-
Loan Proceeds	222,254	294,122
Net Cash provided by (used in) Financing Activities	420,254	294,122
Cash at the beginning of period	13,661	-
Net Cash increase (decrease) for period	41,178	13,661
Cash at end of period	54,839	13,661

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Adjustments	Accumulated Deficit	Total Member Equity
Beginning Balance at 4/15/2020 (Inception)	-	-	-	-
Net Income (Loss)	-	-	(135,264)	(135,264)
Ending Balance 12/31/2020	-	-	(135,264)	(135,264)
Capital Contributions	198,000	-	-	198,000
Net Income (Loss)	-	-	(140,814)	(140,814)
Prior Period Adjustment	-	-	-	-
Ending Balance 12/31/2021	198,000	-	(276,078)	(78,078)

Bombarda Rum USA, LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bombarda Rum USA, LLC ("the Company") was formed in Florida on April 15th, 2020 known as Republic Brands & Importers LLC prior to changing its name on December 28th, 2021. The Company earns revenue through the sale of its dark Caribbean rum products.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computer Equipment	10	9,100	1,441	-	7,659
Bottle Moulds	10	16,215	2,162	-	14,053
Grand Total	**-**	**25,315**	**3,603**	-	**21,712**

Inventory

The Company's inventory consists of packaging and finished goods. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

Inventory Type	2021	2020
Finished Goods	276,001	59,138
Packaging	99,387	47,028
Grand Total	**375,387**	**106,166**

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles-Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 15 years.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Intangible Assets

One of the Company's intangible assets consists of a patent and is recorded at cost. Because it is pending and has not been placed into service, no amortization has been recorded yet. The ending balance of this asset was $3,000 as of December 31, 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have any equity-based compensation plans.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In October and December 2020, the Company entered into two Promissory Note agreements with third parties for the respective amounts of $150,000 and $144,122. Throughout 2021, one of the investors advanced additional funds in the amount of $383,000 increasing the total promissory note agreement from $150,000 to $533,000. These notes carry an interest rate of 7% and maturity dates in December 2022. These notes are secured by the borrowers' rights and remedies allowed by law in the event of default. The total ending balance of these notes was $294,122 and $516,376 as of December 31, 2020 and 2021, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	516,376
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a single-member LLC with a single class of ownership interest. Profits and losses are allocated to members in accordance with the operating agreement.

In 2021, the Company raised $198,000 from multiple investors for 6% of the Company's ownership interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 7, 2022, the date these financial statements were available to be issued.

In February 2022, the Company converted into a C-Corporation in the state of Florida known as Bombard Rum USA, Inc.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, may continue to generate losses, and has experienced negative cash flows from operations in both 2020 and 2021 and negative working capital in 2021. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues

and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Bombarda Rum is not live or open to the public at this moment.

INVEST IN BOMBARDA RUM TODAY!

A revolutionary rum disrupting one of the oldest spirit categories, crafted the way rum should be! Embrace the spirit of rum with a modern-day story of victory!

An exquisite portfolio of blended premium rums in a bottle that we believe truly captures the history of the spirit of rum like no other. Rum is one of the oldest spirits in the world, and ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Mind Blowing
Award Winning Blends
BATTLE READY
BOMBARDA
DARK CARIBBEAN RUM

$0.00 Raised

REASONS TO INVEST

- Bombarda creates award-winning, pure rum blends by combining up to 5 unique rums in one bottle - giving our expressions a very unique profile and taste that rum lovers truly enjoy.
- Blended, quality premium rums are becoming more popular among bars, restaurants, and craft enthusiasts - as global volumes of premium, higher-priced rums increased by 35% between 2015-2020.
- Bombarda's flavorful blends and award-winning package design was a hit from the beginning! Total Wine & More launched the brand across the USA on our first day in their stores! We believe that this is a rarity in the industry, which has helped us expand to over 400 locations between North America and Canada. Bombarda Rum produces all of our products in the Netherlands, and we are currently planning to expand our sales channels into Europe in 2023 - 2024. We believe that buyers in will Europe love the brand, as we are currently in talks with European vendors.

Invest Now
$3.23 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$248.71	$10.01M


*ANTICIPATED FUTURE US SALES
BOMBARDA RUM IS AVAILABLE ACROSS THE USA, CANADA AND SOON: EUROPE
ALBERTA, CA
EXISTING MARKET
FUTURE U.S.
CURRENT EUROPE 2022-23 EXPANSION PLAN
US STATES WE ARE NOW IN: FL,CA,LA,TX,CO,MA,NY,CT,NJ,SC,GA,TN,MN,WI,KY,MO,WA,NV,AZ,WA,MI, NM VA,NC,MD
CANADA: ALBERTA, BRITISH COLUMBIA, SASKATCHEWAN
FUTURE US: INCLUDE OH, PA, WY, MT, RI, VT, MA, NH
EUROPE EXPANSION : NETHERLANDS, UK, AUSTRIA, GERMANY, SPAIN, FRANCE, DENMARK, POLAND, BELGIUM, CZECH REPUBLIC

*source, source

OVERVIEW

The Story of Bombarda Rum: A triumphant bond between a father & son deserves a bold and pure spirit.

A true and pure rum that has experienced substantial growth over the past 2 years! Take the journey of a modern day brand that truly embraces the spirit and adventure of rum like no other!

The Bombarda Rum story stems from the 39-year tradition of our founder, Captain James Papagno, sharing rums with his father, a navy veteran and history buff - who lived until almost 102 years old.

Captain James created Bombarda Rum to celebrate an amazing bond between father and son because such a bond should have a spirit to match.


02:58

By keeping our rums clean and pure, we are not only preserving the rum's true and real flavor, but we are honoring the past as a testament to the way rum used to be (and should be) enjoyed. Captain James states, "Rum is the most versatile of spirits, so it's only natural that Bombarda rums are being celebrated across the USA as great sippers and excellent in your favorite cocktail."

One of our retail buyers gave a comment that resonated with the Bombarda Crew. Bombarda is "a rum lover's rum!" We took that compliment to heart and our team continues on our quest to meet retail and consumers' demand for transparency and value from a product.

Bombarda Rum's production process is disrupting the traditional method of rum production by educating consumers and retail buyers on the difference between clean, quality-produced rums and the sugar-packed rum brands dominating the market. In our opinion, it is this education and production process that sets Bombarda Rum apart from the competition. We believe that Bombarda's Pledge of pure & true rums is paying off!

In our opinion, it's this education and production process that sets Bombarda Rum apart from the competition. We believe that Bombarda's Pledge of pure & true rums is paying off!


- A BLEND of the -
SWEET & SMOOTH
SIPPING STYLES of the
Dominican Republic
& Panama
with the
FIERCE & UNRULY
Rums of Trinidad & Guyana.
BOMBARDA

THE PROBLEM & OUR SOLUTION

The Bombarda Rum Pledge! We use the original method of creating and blending rums from the past - Uncompromised, static blends with no added sugar, colorants, cold filtration, or caramels

Most rums are produced using the solera system of blending. However, the true age of a rum isn't known when employing this production method, which we feel is misleading to consumers.

In addition to our rum blends having no added ingredients or sugars, Bombarda opts out of the chill filtration step during production. This process removes some of the rum's qualities, which is why Captain James and our blending team do not recommend chill filtering for premium rum production. Removing the chill filtration process creates what we believe to be a greater tasting, healthier, and cleaner rum.


ZERO ADDITIVES
NO ADDED SUGAR
NO COLORANTS
NO COLD FILTRATION
NO CARAMEL
BOMBARDA
BOMBARDA

Bombarda's three award-winning rum blends were crafted by our team in collaboration with one of the world's most renowned rum blenders, located in Amsterdam, Netherlands with roots dating back over 300 years.

Our three main expressions are labeled as our Lost Barrel Blends, and named after types of cannons that have existed over the ages. Captain James and the blending crew designed these three expressions using a variety of premium rum origins and ages. Each of the Lost Barrel Blends are tropically aged and double matured in select premium white oak and ex-bourbon casks. According to its age and blend expression, Bombarda is sold for $32.99 to $49.99 per 750 ml bottle, which we believe is an excellent price point for a luxury sipping rum.

The Drake Lost Barrel blend - a 3-5 Year blend of five dark rums, *The Culverin Lost Barrel blend* - a 5-8 Year blend of three dark rums, and the fierce *Falconet Lost Barrel blend* - an 8-15 Year blend of four dark rums. Each of Bombarda's Lost Barrel blends have a distinct and versatile profile so that the consumer can enjoy them both as a sipper or in a cocktail. Scroll our website to view each of the Lost Barrel Blends and "Ship of the Line" Formidable 18 Yr. ultra-premium rum.

Fire-Borne & Crafted for Victory! Captain James claims Bombarda not only creates fine rums, but also displays them in a presentation worthy of an Admiral's salute.

At Bombarda Rum, we go beyond providing great-tasting rums, which is why we have had our award-winning bottles specially designed by the talented Pablo Rovalo from Singular Glass in Barcelona, Spain. Our US-patented bottles are not only shaped like cannons, but each of our Lost Barrel Blends are named after historic cannon types or galleons, which we believe contributes to the overall narrative of the brand. Standing out on the shelf or on any bar top, Bombarda's cannon bottles and wooden garrison carriages truly turn heads!

To attract the real rum connoisseurs, Bombarda issues a small batch and limited edition release - entitled "Ship Of The Line" Reserve- once a year. Our "Ship of The Line" reserve expressions are older single-origin rums that are exclusive to Bombarda, and each bottle is numbered. These older ultra-premium rums are named after the infamous "Ship of the Line" galleons over the age of sail, each paying homage to a historical story of victory. To add character to the Ship of the Line ultra-premium rums, Captain James and the Bombarda crew carefully select only the finest and rarest dark rums from the West Indies and tropically age them in either Bourbon, Whiskey, or Armagnac casks. Extra aging in Bourbon or other casks results in rich complex flavor, amazing aromatics, and extraordinary smoothness.

These small-batch annual releases provide rum connoisseurs access to exclusive rare and exquisite rums that we believe are not found anywhere else. Our flagship Ship of the Line release, an 18-year bourbon-aged, Barbados Dark rum labeled as Formidable 18 - was an exclusive 2022 release of only 867 bottles, which we are anticipating to sell out.

The upcoming "Ship of the Line" Sovereign XO - 22 is a 22-year Guyana Rum matured and double aged in Armagnac and white oak casks, and we are hoping for it to be a big hit in 2023!

Bombarda's innovative "Pyrate Republic" Revenge Spiced Rum & Plunder Silver is locked & loaded and ready to raid ports in 2023!

To expand the reach of the brand, Bombarda has two new line extensions planned for release in 2023. It's critical that we expand the awareness of the brand with a slightly lower price point of under $29, and lower proof ABV (alcohol by volume), while maintaining our presence as a premium brand. Bombarda Rum's swashbuckling & adventurous "Pyrate Republic" line features - "*Revenge"* a Dark Spiced and Aged Jamaican 3 yr Rum, and "*Plunder*," a conspicuous blend of three silver rums from three distilleries of Trinidad, Barbados, and Jamaica, each laid to rest in a real black glass cannon bottle.

Additionally, Bombarda believes that the fun and pirate-themed line extension offers an attractive entry point for younger rum lovers. We believe that the younger market will be attracted to a more premium rum with this line, and we hope that they continue to collect and buy our other releases once they have been exposed Pyrate Republic.

We believe that each of our creative Pyrate Republic blends would be a great addition to any waterfront bar's menu, and a recipe menu that we have planned. The many pirate and age-of-sail stories, coupled with differentiating label possibilities, are endless.

Bombarda Rum is constantly developing and exploring innovative on-premise promotions with a series of fun and engaging cocktail recipe promotions, treasure hunts, short rum cruises, and other brand promotional concepts.

One such promotion is Bombarda's "*Rolling Thunder*" happy hour. The prototype happy hour is currently in place at Conch Republic Restaurant in Key West, Florida, and features Our Rolling Thunder rum punch & Bombarda's Caribbean Mojito. We encourage guests of the restaurant to board the Jolly Rover II Schoner located on the nearby dock to enjoy discounted Bombarda rum cocktails and a sunset cruise.

From what we have seen thus far, Bombarda Rum is proving to resonate with consumers and high-end craft cocktail bars. At only $32-$49 a bottle, we feel Bombarda Rum is more affordable than most high-quality rum brands. The rums that we purchase are top-shelf and we believe are well worth the price point.

We work on a 30% - 35% profit margin within the three-tier alcohol model throughout the USA. To maintain a high-quality standard during the bottling process, the company exclusively bottles our rums with one of the Netherlands' oldest and most reputable bottling firms, Herman Jansen.


BOMBARDA
02:49

THE MARKET & OUR TRACTION

Craft rums are gaining popularity and we believe Bombarda is positioned to take on the market!

Blended, premium rums are becoming more popular among bars, restaurants, and craft enthusiasts. Global volumes of premium, higher-priced rums have increased by 35% between 2015-2020 (source). These figures are forecasted to grow by 38% between 2020 and 2025, with an expected $21.5 Billion market by end of 2029 (source, source).

As a leading rum company, we strive to make a positive impact in the premium rum market with upscale attractive packaging, as well as a variety of quality rum blends that we believe appeal to a wide audience. The company further believes that as consumers expand their spirit interest, gluten-free and clean Bombarda Rums will continue to grow in popularity and become a leading national rum brand of choice!


BOMBARDA

We believe Bombarda Rum is positioned to embrace the ever-expanding demand in the premium rum category. In our opinion, Bombarda's early traction suggests that we are on track to capture our share of both local and international growth in the premium rum market. We feel that the premium rum market is the next spirit category to grow, akin to the recent popularity uptick in tequilas.



Total Wine & More launched our product nationally in 168 stores across the US in 2021 (source). Additionally, we were named as a Total Wine & More Spirit Direct Partner within less than a year of the brand being on the market (source).



World Spirits Competition
San Francisco
GOLD
Design Competition
2022
Beverage Testing Institute
GOLD
Cocktail Champion Daquiri
2021
Beverage Testing Institute
PLATINUM
1st Place Best Rum in a Daquiri
2021

Here's a look at our other milestones:

- Achieved over $400K in revenue in just one year after launch
- Partnered with Breakthru Beverage Distribution in Florida - right after a major rum brand exited their portfolio (giving us an opportunity to work with on and off-premise rum buyers quickly)
- Within 60 days of launch Bombarda rum was being sold across 70 Miami retail liquor stores, restaurants, and bars
- Consumers can purchase Bombarda Rum for home delivery to all US States via our e-commerce portal (source)
- Gold medal award from San Francisco Spirits Design competition 2022 (source)
- Platinum, Gold, and Silver medal winner at Beverage Testing Institute for our Culverin, Falconet, and Formidable 18 rums (source, source)
- Silver Award at London Spirits Competition and Chilled 100 Competition 2022 (source, source)
- As of December 28, 2022, we are currently selling in over 25 retail locations in Canada, which began in summer 2022
- Launched our new interactive website in 2022 - www.bombardarum.com
- Current negotiations underway with Publix food markets in Florida
- Bombarda's Captain's Private Barrel brand offers bulk and customized co-branded SKUs of premium rums for retail chains, national restaurant chains, sports franchises, yacht clubs, as well as other private buyers. A perfect case in point is Bombarda's recent approval for two Captain Private Barrel releases. They will be released under Total Wine's Private Cask category program, which launches in the first quarter of 2023.

WHY INVEST

Bombarda Rum plans to continue its current traction in the premium rum category

Bombarda Rum is growing in the premium rum spirits category in North America, including Canada. We are currently in 413 locations, including 168 Total Wine & More stores across 28 states, and many independent retailers and bars in Florida.

Canada, our first international expansion target, is responding wonderfully to our product, and our distributor has increased our retail footprint there to over 34 locations in just the past 30 days.

Through our engaging social media campaigns, as well as Bombarda Rum's immersive and interactive website (http://www.bombardarum.com), we are able to reach more consumers across all 50 states via social media engagement, e-commerce, and home delivery.

Award-winning Bombarda has won 16 medals not only for the delicious taste but also for our cannon glass bottles and garrison wooden carriage packaging. Consumers love Bombarda, and we have hundreds of positive-tasting reviews!



To achieve this ultimate goal, we intend to work on achieving the following objectives:

(1) Create widespread brand awareness for Bombarda Rum in the US and key international markets through initiatives including cocktail influencer co-marketing, advertising campaigns, retail activations, expanded tasting events, social media marketing, and consumer engagements.

(2) Increase annual sales to at least 40,000 6-pack cases by expanding our in-house sales team, supporting our distributor's efforts in new account activations, and providing post-placement marketing support to existing trade buyers.

(3) Develop Bombarda into a national brand sold in all major markets across the US and further improve the brand's availability to consumers by increasing the marketing of our national e-commerce website and expanding the platform into key European markets, allowing quick and convenient purchasing and delivery.

(4) Develop and maintain the brand reputation as craft rum of excellent quality and protect its IP assets from potential dilution or infringement.


CRAFT SPIRIT WITH MESSAGE OF QUALITY & TRUTH
POTENTIAL EXPANSION INTO INTERNATIONAL MARKETS
MAJOR DISTRIBUTION IN PLACE
GROWING SPIRITS CATEGORY
BOMBARDA
FALCONET
BOMBARDA

Summary

The Company believes that super-premium and premium craft rums have enormous growth potential, backed by the high demand and key consumption trends, as well as industry research that we believe indicates that authentic high-end spirit brands are at the forefront of being targeted for acquisition.

Designed with the motto "Victori Spolia", Bombarda Rum offers consumers delicious, clean, quality crafted rums presented in an upscale package. The high quality of both the rum and its packaging has been reaffirmed by multiple accolades from a variety of organizations. Additionally, we believe that Bombarda's accessible retail pricing is a crucial factor in its growth potential, as well as potential expansion of its distribution across major consumption markets. With these important components in place (quality of product, price), we believe that our brand is well-positioned for positive future growth, and that this Regulation Crowdfunding raise can help us realize our marketing plans and sales objectives.

Our sights are set on disrupting the rum spirit category through our commitment to authenticity, purity, value, and quality, as well as some great rum story fun. Join us for a modern-day journey into the world of rum, and invest today!


HISTORY
Never TASTED
SO GOOD.
BOMBARDA

ABOUT

HEADQUARTERS
13300 SW 98TH PL
Miami, FL 33176

VALUATION
$10.01M

An exquisite portfolio of blended premium rums in a bottle that we believe truly captures the history of the spirit of rum like no other. Rum is one of the oldest spirits in the world, and deserves a modern-day story that honors its history, celebrates its adventures, and is enjoyed in its purest form as we believe it was intended. Bombarda is just that! Our team creates premium crafted rums by blending up to five different types of dark and gold rums with a variety of ages sourced from only the finest Latin American and Caribbean distilleries. A number of strategic distribution channels have been established across the USA, Canada, and ideally soon, select markets in Europe through which the company plans to expand its production capacity and brand reach. Unlike other rums, Bombarda is TRUE AND PURE, and produced without adding sugars or other artificial ingredients. We believe that rum is the most versatile spirit, and that Bombarda Rum is gaining much attention as a great sipper and the rum of choice for the common rum cocktail. A growing number of consumers, bar and restaurant owners, and spirit retailers are discovering the difference and responding to the ever-growing demand for clean and pure spirits. With all its glory and dedication to excellence, we believe that Bombarda Rum is on track to becoming a legendary rum brand for all to enjoy.

TEAM



James Papagno
President, Founder & Admiral of the Fleet

James is responsible for the day-to-day operations of the Company, having been involved in the distilled spirits industry as a brand developer and founder since 2020. James is President of Legendary Spirits Group Inc, a company specializing in development, marketing and sales of craft spirits.

James' strong leadership & financial sales background combined with his entrepreneurial spirit has allowed Bombarda Rum to grow exponentially in a short amount of time. Even though James has not spent many years in the spirit business, James applied his creativeness and can-do attitude to bring Bombarda Rum to market and developed a winning production team halfway around the World in the Netherlands.

James is committed to excellence in all that he does and Bombarda Rum is a true testament to this statement. What makes something authentic and successful is how a small idea, product disruption, passion, and innovation come together.

Michael Garcia
Board Member

Born Entrepenuer and lover of adventure and fine Rums.

Miriam Gilmore
Secretary

I've been a loan originator for over 10 years and have been in business for myself for over 25 years. I have created more than one business from the ground up and had much success in building systems and operations to run in an efficient and productive manner. I believe one one my strengths are dealing with people as well as having an astute mind to make quick decisions when needed.

John Fara
Sales Manager - Off Premise Accounts - Florida

Contracted by Bombarda Rum, John is responsible for Florida Off - Premise sales. The responsibilities include managing Total Wines & Beyond as well as independent liquor chains throughout Florida and soon, in other states. Aside from developing and tracking customer orders, John also resolves customer problems and ensures complete customer satisfaction.

With a can-do attitude, John knows how to maintain and cultivate successful off-premise and on-premise accounts for the brand. In addition, John is the sole owner of Wolfpack Wine and Spirits and is an independent contractor for Bombarda Rum. Bombarda hopes to promote John to National Sales Manager soon.

WK Domico
Distribution Manager - National

WK brings his extensive premium product knowledge, sales success across multiple markets, and leadership to propel Bombarda Rum's growth across Florida and other states. WK's Proven ability to develop new client accounts, sales team management and planning skills, combined with the ability to coordinate the efforts of many to meet organizational goals.

As co-owner of Spirited Insiders Inc, Wk continues to drive growth for Bombarda Rum across multiple sales channels with a sales team of 7 people across the state of Florida. WK is also the co-founder of Spirited Insiders, a firm specializing in developing new spirits brands. Specialties: budgeting, customer relations, directing, driving, estimating, management, marketing, proposal writing, recruiting, sales, strategic planning, territory management,

Greg Goldhaber
Brand Sales Management - National

Versatile brand marketer with a commercial mindset. The success of Bombardas has been attributed to Greg's leadership in establishing relationships with large retail chains. As a result of Greg's dynamic leadership in the field, our sales team has been able to define essential accounts to help the brand grow city by city across Florida. He has experience in corporate and sales management across a variety of industries. As well as co-founding Spirited Insiders, Greg leads a team that develops new spirit brands entering the market.

Pablo Rovalo
Director - Production Team Lead - Europe

Leveraging his leadership skills and tenured industry experience, Pablo's focus is on delivering the most efficient manufacturing and production of Bombarda. Pablo is experienced in managing brand growth, production planning & process management. Pablo additionally excels in design, one of the most crowded and contested categories, while performing a balancing act of product development and manufacturing. Pablo is responsible for sourcing and organizing all dry goods, product logistics, and Bombarda's production.

Additionally, Pablo manages incoming purchase leads and distributor inquiries for Bombarda's expansion in Europe. Once the Start Engine raise is complete, Pablo will hand off this role to a new sales director for our European division, Bombarda Rum EU, SL. As a minor owner, Pablo keeps the line running and all that we need to accomplish to get the product to market. Pablo is also an independent brand designer and owner of his own firm - Singular Glass and operates his role from Barcelona Spain.

David Horton
Team Lead - Export and Retail Travel - Caribbean & Cruise

The role of Dave is to expand European and US controlled state markets as well as open new distribution channels into the Caribbean market. As an export, duty-free, and cruise industry veteran with 26 years of experience, Dave brings a wealth of contacts to Bombarda.

With experience in domestic and travel retail markets, Dave has developed luxury goods for airports, cruise ships, border stores, and inflight. Dave is highly skilled in business development, strategic planning, brand building, negotiation, marketing and communication, and talent development. Dave also operates DPH Global and consults wine brands in his field of expertise. Speaks fluent Spanish and French

TERMS

Bombarda Rum

Overview

PRICE PER SHARE	VALUATION
$3.23	$10.01M

DEADLINE	AMOUNT RAISED
Mar 22, 2023	$0.00

Breakdown

MIN INVESTMENT
$248.71

MAX INVESTMENT
$1,234,996.96

MIN NUMBER OF SHARES OFFERED
3,095

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
382,352

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Bombarda Rum USA, Inc.**
Corporate Address	:	**13300 SW 98TH PL, Miami, FL 33176**
Offering Minimum	:	**$9,996.85**
Offering Maximum	:	**$1,234,996.96**
Minimum Investment Amount (per investor)	:	**$248.71**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**3,095**
Maximum Number of Shares Offered	:	**382,352**
Price per Share	:	**$3.23**

Pre-Money Valuation : $10,013,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks:

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 5% bonus shares

Amount-Based Perks:

$500+ | Tier 1

Invest $500+

5% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online max 2 bottles

$1,000+ | Tier 2

Invest $1,000+

5% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online max 2 bottles

$2,000+ | Tier 3

Invest $2,000+

5% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online max 2 bottles

$3,000+ | Tier 4

Invest $3,000+

5% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online max 2 bottles

$5,000+ | Tier 5

Invest $5,000+

Receive 5% Bonus Shares + 8% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online - max 2 bottles

$15,000+ | Tier 6

Invest $15,000+

Receive 7% Bonus Shares + 10% discount on all Bombarda store merchandise for 2023 and 10% off on any order of liquor online - And 15% off any online rum purchase - max 2 bottles

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bombarda Rum USA, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $3.38/ share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $338. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and an audience-based bonus of 3% for prior purchasers, in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2023 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video Script

Rum. Why would you drink anything else than rum?

This is James Papagno, founder of Bombarda Rums and I've got an amazing investment opportunity for you.

I travelled the Carribbean, South and Central America, for adventures - sailing, fishing, diving, man, I was out there. Anytime when I was down in those areas, growing up for the last 30, 40 years, I would always find a local distillery or a spirit in that area and try it out and I would share that spirit or that rum with my father. I would sit with my dad and we would share stories, his stories being a Navy veteran. My stories, surfing, diving, exploring in the Carribbeans and central and south america and we would you know shares those times and so in 2020 my father passed away at almost 102 years old. And at that time I felt inspired to really create something in his honor. And so I decided to create a rum brand and dedicate it towards that father and son bond over, the years that we had shared.

When I saw the canons here at the Dry Tortugas, it really was clear how I was going to present that brand. It's an amazing location, the history, the scenary, it just fell into place - what become Bombarda.

We've travelled the Carribbean to search the best rum, from distilleries, from destinations such as Jamaica, Barabados, Dominican Republic, Panama, Ghana, and Trinidad. And we've brought these rums and created these blends free of caramels, free of extra sugars, free of any colorants. We also don't cold filter these rums. And what experience does is deliver and truly pure rum, unlike any rums you've had before. I've put the best of the best together to create this brand. Our closure is from Italy, our glass from the Czech Republic, our rums from the distilleries throughout the Carribbean. And we've found our partner to put this all together on the other side of the Atlantic Ocean.

And that brings us here to the Netherlands where I'm going to introduce you to our partners.

My name is Carsten Vlierboom. I am the CRO, Chief Rum Officer, at E&E Scheer. So here we are at E&A Scheer, centuries old blending company in Amsterbdam, founded in 1712. So really run to work with James on this project because he has such wild ideas, in fact, just look at his packaging - it's fantastic. It's in the form of a canon, uncompromised, that's the guy, that's the rum. They come to us and they have a very clear concept of what they're looking for, only very best aged rums, only great distillates put together, very transparent, they want to do real aged claims, no additives. So as this is a product which is destined for the american market, the other very important aspect is growth because it needs to be able to grow exponentially quickly. so that means you have to reallty really know what to do. which blends to put together, which distillates to put together, so we can ensure that, over time, all the time.

My name is Diederik Jansen and I am a 7th generation General Manager of Herman Jansen. Here in the oldest distillery in Schiedam we produce the small batches on a very high standard but

mainly by hand labor. And when Bombarda succeeded to grow, we can move the production over to our big automated lines in Zoetermeer, they are fully automated production lines, so how big they grow, we can manage to produce the Bombarda product. Bottle is really unique, packaging looks great, and we can't wait to see what the future holds with the Bombarda brand.

My name is Pablo Rovalo. I designed the bottle of the Bombarda rum brand. My day to day business is working with spirit companies, but Bombarda was a very special project because we were able to work since day one in that project. We were there creating the name, we were there finding the supply for the labor, the glass, the closures, and that gave us a reach into the process that we usually don't get. Working with Simon Frow in the creation of the brand, we were really clear that we wanted to anchor it the origin of the rum spirits, a nautical, pirate-y, navy narrative that gave the form to the canon bottle. I think the bottle was one of the bottles that I'm more proud of. It was very hard to convince the glass companies to make it, because they are used to regular forms and creating all these extrusions and forms on the glass, its really hard for them. Being now close to 60,000 bottles produced, it's something I've very proud of.

The premium rum market is growing, up 8.7% from last year. and by 2029, its gonna be a 29 billion dollar industry. and at Bombarda, we feel we are ready to take on that growth, by delivering a great product. And I've got the facts to back that up. Our first buyer, Total Wine, bought over 20,000 bottles for a national roll-out. Man, we were excited. And within 3 months of launching the product in Miami, we were in over 70 retail locations. And Miami, Florida is a very difficult market to break into. So we've surpassed a lot of the difficult barries for a rum product to enter th market. and we are poised for significant growth, we're excited, we're ready to blow the market away, with bombarda rum. everything is ready. we've already done the hard part. we want to grow the brand across the country, grow our distribution, grow our e-commerce campaign, increase our sales staff and production staff, and truly roll this brand out more across the USA. And for that, we need you. We need investors to make this all happen. Come and run the guns with Bombarda Rum!

Overview video

I traveled the Caribbean, South and Central America for adventures, sailing, fishing, diving, man I was out there. Any time when I was down in those areas growing up for the last 30/40 years I would always find a local distillery or spirit in that area and try it out, and I would share that spirit or that rum with my father. I would sit with my dad we would share stories his stories being a Navy, veteran my story, surfing, diving, exploring the Caribbean and Central and South America and we would share those times over the years and so in 2020, my father passed away at almost 102 years old and so that time I felt inspired to really create something in his honor and so I decided to create a rum brand and dedicate it towards that father and son bond over the years that we had shared.

When I saw the can and sheer at the Dry Tortugas, it really was clear how I was going to present the brand. It's an amazing location the history, the scenery. It just fell into place, what became Bombarda.

We've traveled the Caribbean to search the best rum from distilleries from destinations such as Jamaica, Barbados, Dominican Republic, Panama, Guyana, and Trinidad, and we brought these rums and created these blends free of caramels, free of extra sugars, free of any colorants. We

also don’t cold filter these rums and what that experience does is deliver a truly pure rum.

__The Problem & Our Solution__

So you want to know more about how rums. Well let me make the story known. Captain James manifest begins in search of the finest liquid gold treasure traveling throughout the West Indies and Latin America. Dtermeened Cruise ordered to invade and read finest gold from the most notable distilleries.

After plundering those ports, the crew set sail for the old world on a tiny street in Amsterdam in the blending facilities with roots going back to 1712 the liquid golden rums. Are meticulously blended to perfection. Bombardas crew matures the the award-winning blends in the hand selected bourbon, whiskey, sherry, and Armagnac cascs to deliver unique and distinctive flavors. Captain James declares bombarda's liquid gold to be pure and true unlike using the controversial Solara system, inaccurate aged, cold filtration., Under the watchful eye of the captain, the crew never adds extra sugars, caremels or colorants. Bombarda produces a rum blend in their truest form, the way rums should be.

Born in Korea forged in fire and the cannon bottle was born. All the Rums are named after cannons used by the most industrious sailors, fired from the most famous and feared ships. Drake has a full-bodied spirit that embodies the best dark rums of Jamaica, Barbados, Guatemala, Venezuela and the Dominican Republic.

Aged up to five years and at a more mellow 80 proof, delivers an intriguing range of aromas and flavors. Delicious and destinctive , Culverin blend is a tropically aged 5 year blend combining the sweet blend combining the sweet and smooth latin American dark rums from Panama and the Dominican Republic. With the Engilsh style rum from Barbados, Cluverin is a perfect rm from your favorite cocktail or a neat rest on the rocks.

Platinum award-winning falconate blend is a rare blend of dark rums aged 8 to 15 years, falconate blend the sweet and smooth American rums of Panama with an exquisite mx of dark rum,s from Ghana, and Trinidad. falconate full body blend makes this our most feared and popular blend.

Are you wanting to join the Bombarda crew to share our gold treasure. Our captain is always searching for those souls wanting to earn their keep. Step aboard and take your best shot.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.